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NEWS RELEASE                                                 LUCENT TECHNOLOGIES
                                                           BELL LABS INNOVATIONS

Jane Moulton
Lucent Technologies
908-582-7658 office
973-763-7017 home
Email:jmoulton@lucent.com

John Callahan
Lucent Technologies
908-582-3060 (7/17/97 only)
202-530-7045 (after 7/18/97)
Email:johncallahan@lucent.com

Gregory Klaben
Octel
408-324-6571 office
408-255-2126 home
Email:gregory.klaben@octel.com


LUCENT TECHNOLOGIES TO PURCHASE OCTEL
COMMUNICATIONS FOR $1.8 BILLION

COMBINATION WILL DELIVER INNOVATIVE VOICE, FAX, AND
ELECTRONIC MESSAGING CAPABILITIES TO BUSINESS, SERVICE
PROVIDER AND RESIDENTIAL CUSTOMERS

FOR IMMEDIATE RELEASE: Thursday, July 17, 1997

         MURRAY HILL, N.J.-To expand the growth of its core business, Lucent Technologies today said it is purchasing Octel Communications, a leader in voice, fax and electronic messaging technologies, for $31 a share, or about $1.8 billion in an all-cash tender offer. Combining Octel with Lucent's messaging unit will create a business with more than $1 billion in revenues serving an industry growing at more than 20 percent a year.

         The transaction is expected to be completed by the end of August. The purchase is expected to be neutral to earnings in the first full year of operation and additive to earnings thereafter.

         "With this move, we can take advantage of the tremendous growth we're already seeing in our core
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business," said Rich McGinn, president, Lucent Technologies. "We will be able to immediately address the rapidly-growing global demand for the technologies that support products like voice mail for wireless service providers and telephone companies and networked messaging systems for large corporations."

         "And it provides a fresh opportunity to deliver exciting new capabilities to customers around the world, who are demanding easy, 'round-the-clock' access to their phone, fax and e-mail messages," McGinn said.

         Robert Cohn, Octel's founder, chairman and CEO, will join Lucent's senior executive team as president of the new messaging unit. He will report to Bill O'Shea, President of Lucent's Business Communications Systems unit.

         "Cohn has helped define and lead the messaging industry with the delivery of advanced voice mail products and services and with his vision of unified messaging, the next generation in messaging services," O'Shea said.

         "We are very excited to become part of Lucent," said Cohn. "The Lucent/Octel combination will allow us to do many more things for our customers. And Lucent's commitment to messaging means that we will be an important part of its future-and that is a strong opportunity for Octel employees."

         "We're delighted to have Octel employees joining us," McGinn said. "They have a well-deserved reputation for delivering innovative solutions to customers around the world and that position will only get better in partnership with Lucent."

         Messaging, including voice, fax and electronic mail, has become a major growth area in recent years among business and personal users. According to market research estimates, the total messaging market is currently worth more than $5 billion annually and is expected to double to $10 billion by 2000.

         "Lucent and Octel have complementary strengths in messaging," Cohn said. "Octel's technologies enable its enterprise voice mail products, for instance, to work behind almost all types and models of PBX, central office and wireless switches and excel at being networked together. And Octel has a comprehensive offer for wireless and
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telephone company customers as messaging services demand increases."

         "Lucent, on the other hand, has unparalleled relationships with those network service operators and has delivered a complete portfolio of advanced messaging products globally, including the IntuityTM Multimedia Messaging System," he added. "Equally important, Lucent brings technological know-how that will support the delivery of the next generation of advanced messaging products."

         "Providing outsourcing and professional services is an increasingly important element of being successful in the messaging industry, O'Shea noted.

         "Octel has a rapidly-growing professional services and outstanding business-expanding at more than 25 percent a year-and the is a great fit with Lucent's recently announced NetCare Services strategy," O'Shea said. NetCare is a professional and network support services business that helps customers better manage their increasingly sophisticated communications networks.

         Cohn said both companies' can be assured of ongoing support and service. "Investments in existing systems will be preserved as we introduce new messaging capabilities to deliver compelling new applications and services."

         Lucent said the acquisition would result in a significant one-time, non-cash charge against its earnings. The charge involves an accounting writeoff assigned to in-process research and development and will be taken in the fourth fiscal quarter of 1997. The amount of the charge cannot be specifically determined at this time, but Lucent expects it will have a significant effect on net earnings for the fourth fiscal quarter of 1997 as well as the company's net earnings for the fiscal year ending September 30, 1997.

         O'Shea said there will be some efficiency and cost reduction opportunities in corporate general and administrative functions and in other parts of the business.

         Founded in 1982, Octel sells voice mail systems in more than 70 countries. The company holds numerous patents in voice mail, automated attendant and unified messaging. Octel's products are bought and used by businesses of all sizes, governments, educational institutions, telephone
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companies and cellular service providers. It is one of the world's leading outsourcers of voice mail, providing a wide range of outsourcing services to phone companies and businesses. The company is headquartered in Milpitas, CA., and has development centers in California, Texas, the United Kingdom, France, Israel and major operations centers in Texas and California. More information about Octel is available on the company's Web sit at http://www.octel.com.

        Lucent Technologies designs, builds and delivers a wide range of pubic and private networks, communications systems and software, consumer and business telephone systems and microelectronics components. Bell Labs is the research and development arm for the company. More information about Lucent Technologies, headquartered in Murray Hill, NJ, is available on its Web sire at http://www.lucent.com.

         Under the terms of the definitive agreement, Lucent will begin a cash tender offer for all outstanding shares of Octel common stock for $31 per share. The offer is expected to commence on July 23 and will be scheduled to close on August 29. Any shares not purchased in the offer will be acquired for the same price in cash, in a second-step merger.

         The boards of directors of both companies have approved the acquisition. The offer and merger are subject to the purchase of a majority of the outstanding shares of Octel common stock, as well as other customary legal requirements.